Brenner & Associates, PLLC
1 Kensington Gate
Great Neck, New York 11021
Telephone: (917) 282-4272
nbrenneresq@gmail.com

January 3, 2021

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christine Westbrook
Office of Life Sciences

Re: Qrons Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 1, 2021
File Number 333-261437

Dear Ms. Westbrook:

On behalf of Qrons Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated December 15, 2021, with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 1, 2021.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Registration Statement on Form S-1 filed on December 1, 2021

Cover page

1. We note your disclosure that the offering is being made at a fixed price to be determined upon effectiveness. Since you are not eligible to conduct an at-the-market offering in reliance on Rule 415(a)(1)(x), please revise to include a fixed price at which you will offer the shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K. Please also revise to state the date on which the offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:  The Amendment has been revised to disclose a fixed price of $0.70 and that the offering will terminate two years from the effectiveness of the prospectus.

The Company respectfully submits via EDGAR the foregoing response to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone number and/or email address.

Sincerely,

/s/Nancy Brenner
Nancy Brenner
Brenner & Associates, PLLC

cc: Jonah Meer